July 29, 2014

Attn: Tia L. Jenkins
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Office of Beverages, Apparel and Mining
100 F Street, NE
Washington, DC 20549

Re:	Almaden Minerals Ltd. Form 20-F for Fiscal Year Ended December 31, 2013 Filed April 1, 2014 Response Dated June 30, 2014 File No. 001-32702

Dear Ms. Jenkins:

Thank you for your comment letter of July 17, 2014 for the above captioned items (“the Filing”).  Please find below our responses to your comment:

Form 20-F for the Year Ended December 31, 2013
Notes to Consolidated Financial Statements, page 9
Note 7. Investment in Associate, page 20

1.
We note your response to comment 3 in our letter dated June 2, 2014 and your assertion that you have performed the impairment test on your 38.8% investment in Gold Mountain Mining Corporation by determining the fair value less cost of disposal (FVLCD) using the preliminary economic analysis (PEA) performed on the Elk Gold Project as a basis for your discounted cash flow analysis. We understand that the PEA utilizes multiple assumptions, such as a long term gold price and discount rate in determining the discounted cash flows associated with the project. We believe utilization of the discounted cash flow analysis is more indicative of a value in use model rather than FVLCD, which we would expect to be derived using such evidence as market prices in orderly transactions. Accordingly, please confirm that the assumptions used in the PEA are internal use assumptions that have been provided by management. Also, please make conforming revised disclosures in future filings.

Almaden Minerals Ltd. (“Almaden” or the “Company”) engaged SRK Consulting (“SRK”) to prepare the NI 43-101 compliant PEA on the Elk Gold project prior to selling the asset to Gold Mountain Mining Corporation.  The Company requested that SRK consider an alternative case financial projection utilizing a higher gold price rather than the US $1,000 base case, as the gold price at the time of the date of the PEA was approximately US $1,400 per ounce.  Although the Company requested that SRK consider a higher gold price for an alternative case, all the specific parameters, including all required assumptions, were generated by SRK.  The Company acknowledges that management determined that the FVLCD approach was applicable and that management chose to use the US $1,200 alternative case from the PEA for the reasons discussed in our response letter dated June 30, 2014.

The Company agrees that it will make conforming revised disclosures in accordance to IFRS in its future filings.

Yours truly,
Almaden Minerals Ltd.

/s/Korm Trieu

Korm Trieu
Chief Financial Officer